kenneth l. betts

Partner

214-453-6435

KBetts@winston.com

September 11, 2023

Ms. Isabel Rivera

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	American Hospitality Properties REIT II, Inc.
Offering Statement on Form 1-A
Filed August 18, 2023
File No.: 024-12318

Dear Ms. Rivera:

This letter is submitted on behalf of American Hospitality Properties REIT II, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the received Company’s Offering Statement on Form 1-A (File No. 024-12318) (the “Offering Statement”), as set forth in your letter dated September 5, 2023 addressed to Mr. W.L. “Perch” Nelson, the Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing an amendment to the Offering Statement (the “Amendment”), which includes changes to the Offering Statement to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment letter has been reproduced herein with responses below each numbered comment. For your convenience, the Staff’s comments are set forth below in bold font, with the Company’s responses immediately following such comments. The responses provided herein are based on information provided to Winston & Strawn LLP by the Company. Defined terms used herein but not otherwise defined herein have the meanings given to them in the Amendment.

Form 1-A filed August 18, 2023

General

1.	We note your response to prior comment 1. Please also confirm that in future filings, you will provide (i) a statement that the Manager is ultimately responsible for your NAV calculation, (ii) the range or weighted average for each key assumption, and (iii) a quantitative illustration of the sensitivity of the valuation to a percentage change in one or more key assumptions.

Response: In response to the Staff’s comment, the Company hereby confirms to the Staff that, with in future filings, the Company will provide (i) a statement that the Manager is ultimately responsible for the Company’s NAV calculation, (ii) the range or weighted average for each key assumption, and (iii) a quantitative illustration of the sensitivity of the valuation to a percentage change in one or more key assumptions.

Exhibits

2.	We note your risk factor disclosure on page 29 regarding provisions (i) setting limitations on ownership by “benefit plan investors” and (ii) authorizing redemption of any investor’s interests for which you determine there is a material likelihood you would be deemed a fiduciary under applicable law. We are unable to locate such provisions in your Articles of Incorporation (Exhibit 2.1) or Bylaws (Exhibit 2.2). Please reconcile your disclosure or advise.

Response: In response to the Staff’s comment, the Company has revised the language on page 29 of the Amendment to delete the references to limitations on ownership or rights of redemption.

3.	Please file executed versions of your indemnification agreements with executive officers and directors referenced on page 51 of your offering circular. Refer to Item 17.6(b) of Form 1-A.

Response: In response to the Staff’s comment, the Company has filed the executed indemnification agreements for each of its officers and directors.

If you have any questions in connection with these comments, please do not hesitate to contact me at (214) 453-6435 or by email at kbetts@winston.com.

Sincerely,

/s/ Kenneth L. Betts

Enclosures

cc:	W. L. “Perch” Nelson
Chief Executive Officer
American Hospitality Properties REIT II, Inc.